EXHIBIT 21
OLD NATIONAL BANCORP
SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2005

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary
Old National Bank	United States of America	Old National Bank

Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.

ONB Insurance Group, Inc.	Indiana	ONB Insurance

ONB Finance Inc.	Indiana	ONB Finance

American National Trust	United States of America	Old National Trust Company
& Investment Management Corp